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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun's Brothers Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6770 Hawaii Kai Drive. #209
(No. and Street)

Honolulu (City) HI (State) 96825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIN WON YANG 808-538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yoda, Stephen Mitsuru
(Name – *if individual, state last, first, middle name*)

1229 13th Avenue (Address) Honolulu (City) HI (State) 96816 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2016 DEC -8 AM 11:11
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MIN WON YANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUN'S BROTHERS SECURTIES, INC, as of September 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public
My commission expires 10/24/2019

SHARLENE W. CHAE NOTARY PUBLIC No. 99-516 STATE OF HAWAII

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Document Date: 11/30/2016 # Pages: 2

Notary Name: Sharlene W. Chae First Circuit

Doc. Description: Annual Audited Report Form X-17A-5 Part III

Notary Signature 11/30/16 Date

SHARLENE W. CHAE NOTARY PUBLIC No. 99-516 STATE OF HAWAII

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: September 30, 2016

Sun's Brothers Securities, Inc.
(Name of Respondent)

6770 Hawaii Kai Dr. #209, Honolulu, HI 96825
(Address of principal executive office)

Min Won Yang
President
Sun's Brothers Securities, Inc.
6770 Hawaii Kai Dr. #209
Honolulu, Hawaii 96825
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SUN'S BROTHERS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2016

Contents

Stephen M. Yoda, CPA
1229 13th Avenue
Honolulu, Hawaii 96816

Independent Auditor's Report

To the Stockholders of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Sun's Brothers Securities, Inc. as of September 30, 2016 and the related Statements of income, changes in stockholders' equity, changes of liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10 thru 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10 thru 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information on pages 10 thru 13 fairly stated in all material respects in relation to the financial statements as a whole.

Stephen M. Yoda
Honolulu, Hawaii

November 30, 2016

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

ASSETS

Current Assets - cash in bank	$	(82)
Receivable from clearing broker		21,500
Total Current Assets		21,418
Property and equipment: Net of accumulated depreciation of $13,887		3,693
Other Asset - cash on deposit with Broker-Dealer		100,000
Prepaid lease down payment		262
Total Other Asset		100,262
Total Assets	$	125,373

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts Payable	$	59,161
Wages Payable		1,787
Commissions payable		2,089
Rent Payable		2,700
Taxes Payable		5,223
Total Current Liabilities		70,960
Stockholder's equity:		
Common stock, $1.00 par value; 1,000 Shares outstanding		1,000
Additional paid-in capital		9,960
Retained earnings		43,453
Total Stockholder's Equity		54,413
Total Liabilities and Stockholder's Equity	$	125,373

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Revenue:	
Commissions	$ 233,734
Total Revenue	$ 233,734
Depreciation	989
Interest expense	2,612
Compensation of officers	70,000
Commissions paid to clearing broker	25,296
Commissions paid to other brokers	6,106
Rent	9,600
Hawaii General Excise Tax	9,380
Other operating expenses	139,013
	262,996
Net income before provisions for Income Tax	(29,262)
Income Tax	0
Net Income	(29,262)

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2016

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Stock-holders' Equity
Balance at September 30, 2015	$ 1,000	$ 4,959	$ 72,716	$ 78,675
Paid in Capital		5,000		5,000
Withdrawals				
Net Income for the Period September 30, 2016			(29,262)	(29,262)
Balance at September 30, 2016	$ 1,000	$ 9,959	$ 43,453	$ 54,413

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Activity during period	$ 0
Balance, September 30, 2016	$ 0

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Cash flows from operating activities:		
Net income	$	(29,262)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation During the Period		93
Commissions Receivable		28,500
Pension Plan Payable		(32,500)
Accounts Payable		47,726
Commission Payable		
Lease Down payment		150
Rent Payable		2,400
Net Wages Payable		1,787
Income Tax Payable		(8,570)
Payroll Taxes Payable		(21,201)
State General Excise Tax Payable		(121)
Net Cash Provided by Operating Activities	$	(10,996)
Net Cash Flows From Investing Activities	$	0
Cash flows from financing activities: Paid in Capital	$	5,000
Cash at September 30, 2014	$	5,914
Net Decrease in Cash	$	(2,826)
Cash at September 30, 2016	$	82

See Notes to Financial Statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2016

Note A - Summary of Significant Accounting Policies:

Business activities:
Sun's Brothers Securities, Inc. was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 1 5(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. (Now the Financial Industry Regulatory Agency, FINRA) Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are to buy orders for the sale of mutual funds and securities, consulting, and related financial advisory services in the State of Hawaii. Sun's Brothers Securities, Inc. is required to maintain a minimum "net capital" of $5,000 at all times.

Cash and Cash Equivalents:
The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:
The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates:
Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Date of management's review:
In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 30, 2016, the date that the financial statements were available to be issued.

Property, equipment and depreciation:
Property and equipment are states at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2016

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company had net taxable loss of $1,734 for both Federal and State taxes during the period. The income taxes accrued for Federal and State were $0 and $0 respectively during the period. No tax asset was accrued due to de minimis amount of the loss.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30, 2014, 2015, and 2016 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2016, the Company had net capital of $54,458 which was $45,458 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 141% at September 30, 2016.

Note C - Fully Disclosed Clearing Agreement:

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note D - Related Party Transactions:

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities and insurance required for office space, and related miscellaneous ongoing expense for the operation of the business.

Note E - Retirement Plan:

The Company provides a SEP IRA retirement plan for its employees. At the discretion of the Company's management, the Company may provide contributions to the retirement plan of up to 25% of employee compensation. The Company made a decision to contribute nothing to SEP IRA for its employee for the tax year ended September 30, 2015.

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION
SEPTEMBER 30, 2016

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	54,413
Add:	
Allowable credits	-
Total capital and allowable credits	54,413
Deduct:	
Non-allowable assets	3,955
Net capital before haircuts on securities positions	50,458
Haircuts on securities	-
Net Capital	50,458

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3%) of aggregate indebtedness:

Aggregate indebtedness	70,961
6-2/3% of above	4,731
Minimum dollar net capital requirement of broker-dealer	5,000
Net capital requirement (greater of above amounts)	5,000
Excess net capital	45,458

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable (Charge card payable)	59,161
Rent payable	2,700
Commissions payable	2,089
Net wages payable Payroll taxes payable	1,787
Hawaii general excise tax payable	5,223
Total aggregate Indebtedness	70,960

Percentage of aggregate indebtedness to net capital	141%

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2016

Net capital per respondent's most recent X-17A-5, Part II	51,075
Adjustment for:	
Payroll and other tax payable	355
Other Asset - Lease deposit	262
Net Capital Per Audited Financial Statements	50,458

SUN'S BROTHERS SECURITIES, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
SEPTEMBER 30, 2016

Credit balance in customers' security accounts	$ 0 .
Debit balance	$ 0 .

Reserve computation:	
Excess of total debts over total credits	None
Required deposit	None

There is no material difference between the corporation's computation included in Part II of Form X-17A-5 as of September 30, 2016, and the computation presented.

SUN'S BROTHERS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION ON CONTROL REQUIREMENTS UNDER Rule 15c3-3
SEPTEMBER 30, 2016

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for customers.

Stephen M. Yoda, CPA
1229 13th Avenue
Honolulu, Hawaii 96816

<u>Report of Independent Registered Public Accounting Firm</u>

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

I have reviewed management's statements included in the accompanying broker's report of exemption from 17 C.F.R. §240.15c3-3, in which (1) Sun's Brothers Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sun's Brothers Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: **exemption provision (2)(ii)** and (2) Sun's Brothers Securities, Inc. stated that Sun's Brothers Securities, Inc. met the identified exemption provisions throughout the year ended September 30, 2016 without exception. Sun's Brothers Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sun's Brothers Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stephen M. Yoda, CPA
Honolulu, Hawaii

November 30, 2016

SUN'S BROTHERS SECURITIES, INC.
6770 HAWAII KAI DRIVE #209
HONOLULU, HI 96825
(808) 538-0590

Broker's Report of exemption from the requirements of 17 C.F.R. § 240. I 5c3-3

Sun's Brothers Securities, Inc., claims an exemption from the provisions of 17 C.F.R. §240. I 5c3-3 under the provisions of 17 C.F.R. §15c3-3(k)(2)(ii).

Sun's Brothers Securities, Inc. is an introducing broker/dealer, which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240. I 7a-3 and §240. I 7a-4 of Subpart A - Rules and Regulations Under the Securities Exchange Act of 1934.

Sun's Brothers Securities, Inc. was in compliance with the exemption provisions of Rule I 5c3-3 as identified above throughout the entire fiscal year ended September 30, 2016 without exception.

Min Won Yang
Sun's Brothers Securities, Inc.

November 30, 2016